Exhibit 21.1
Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ginkgo Bioworks, Inc.	Delaware
Ginkgo Bioworks Securities Corporation	Massachusetts
Ginkgo Biosecurity, LLC	Delaware
Ginkgo International Holdings, Inc.	Delaware
Concentric Consultancy QFZ LLC	Qatar